Exhibit 12.2

KIMCO REALTY CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
For the six months ended June 30, 2017
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$90,256

Add:
Interest on indebtedness (excluding capitalized interest)	92,104
Amortization of debt premiums, discounts and capitalized expenses	5,687
Amortization of capitalized interest	2,559
Portion of rents representative of the interest factor	3,665
194,271

Distributed income from equity investees	27,678

Pretax earnings from continuing operations, as adjusted	$221,949

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$92,104
Capitalized interest	6,442
Preferred dividend factor	23,109
Amortization of debt premiums, discounts and capitalized expenses	5,687
Portion of rents representative of the interest factor	3,665

Combined fixed charges and preferred stock dividends	$131,007

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.7